1290 Avenue of the Americas

New York, NY 10104

Dodie Kent

Lead Director & Associate General Counsel

212-314-3970 (Tel.)

212-707-1791 (Fax)

April 15, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company
Initial Registration Statement on Form S-3
File No. 333-186796

Dear Ms. White:

We are responding to the staff’s oral comments with regard to the S-3 registration statement filed by AXA Equitable (the “Company”) on February 22, 2013, which were provided to me on April 11, 2013. We previously responded to staff comments on April 8, 2013, via a correspondence filing. This filing also contains the marked pages of the draft prospectus reflecting our updated response. We will provide a strikethrough PDF version of these pages via e-mail. We would be grateful if you could clear these comments as soon as possible so that we can meet the Company’s prospectus print date on April 17th.

1.	Risk Factors, page 17

Please revise the first risk factor to disclose that purchaser may lose up to 90% of their investment in a segment period and can lose even more over multiple segment periods.

Response:

This risk factor has been revised.

2.	Risk Factors, page 17

Please also disclose that the investment objective and strategies of the iShares® Dow Jones U.S. Real Estate Index Fund are subject to change.

Response:

This risk factor has been revised.

3.	Suspension. Termination and Changes to Segment Types and Indices, page 37

Please explain whether any notice will be provided in the event a Segment Type is suspended.

Response:

Disclosure of the obligation to provide notice of a Segment Type suspension has been added. We further note that disclosure to this effect is contained in the “How to Reach Us” section of the prospectus.

Please contact Dodie Kent at (212) 314-3970 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Dodie Kent
Dodie Kent

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

1. Risk factors

This section discusses risks associated with some features of the contract. See “Definition of key terms” earlier in this Prospectus and “Contract features and benefits” later in this Prospectus for more detailed explanations of terms associated with the Structured Investment Option.

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There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index Performance Rate that exceeds the Segment Buffer on the Segment Maturity Date. The highest level of protection provided by a single Segment Investment Option is the -30% Segment Buffer and the lowest level of protection is the -10% Segment Buffer on a Segment Maturity Date. For example, the -10% Segment Buffer protects your Segment Investment against the first 10% of loss. If the Index Performance Rate declines by more than the Segment Buffer, you will lose an amount equal to 1% of your Segment Investment for every 1% that the Index Performance Rate declines below the Segment Buffer. This means that you could lose up to 70% of your principal with a -30% Segment Buffer, up to 80% of your principal with a -20% Segment Buffer and up to 90% of your principal with a -10% Segment Buffer. Each time you roll over your Segment Maturity Value into a new Segment you are subject to the same risk of loss as described above.

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Your Segment Rate of Return for any Segment is limited by its Performance Cap Rate, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index.

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The Performance Cap Rate is determined on the Segment Start Date. You will not know the rate in advance. Prior to the Segment Start Date, you may elect a Performance Cap Threshold. The threshold represents the minimum Performance Cap Rate you find acceptable for a particular Segment. If we declare a cap that is lower than the threshold you specify, you will not be invested in that Segment and your contribution will remain in that Segment Type Holding Account, until the next available Segment for which your threshold is met or you provide us with alternative instructions. If you do not specify a threshold, you risk the possibility that the Performance Cap Rate established will have a lower cap than you would find acceptable. Currently, we will not establish a Segment if the Performance Cap Rate would be less than 2% for a 1-Year Segment, 6% for a 3-Year Segment or 10% for a 5-Year Segment. The Performance Cap Rate is a rate of return from the Segment Start Date to the Segment Maturity Date, NOT an annual rate of return, even if the Segment Duration is longer than one year. We reserve the right to reduce or remove our current minimum Performance Cap Rate for establishing a Segment. Please see “Appendix II” later in this Prospectus for state variations.

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The method we use in calculating your Segment Interim Value may result in an amount lower than your Segment Investment, even if the corresponding Index has experienced positive investment performance since the Segment Start Date. Also, this amount may be less than the amount you would receive had you held the investment until the Segment Maturity Date.

—	If you take a withdrawal, including required minimum distributions, and there is insufficient value in the variable investment options and the Segment Type Holding Accounts, we will withdraw amounts from any active Segments in your contract. Amounts withdrawn from active Segments will be valued using the formula for calculating the Segment Interim Value.

—	If you die or cancel or surrender your contract before the Segment Maturity Date, we will pay the Segment Interim Value.

—	Any calculation of the Segment Interim Value will generally be affected by changes in both the volatility and level of the relevant Index, as well as interest rates. The calculation of the Segment Interim Value is linked to various factors, including the value of a basket of put and call options on the relevant Index as described in “Appendix III” of this Prospectus. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. Prior to the Segment Maturity Date you will not receive the full potential of the Performance Cap since the participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. Generally you will not receive the full protection of the Segment Buffer prior to the Segment Maturity Date, because the Segment Interim Value reflects a portion of the downside protection expected to be provided on the Segment Maturity Date. As a Segment moves closer to the Segment Maturity Date, the Segment Interim Value would generally reflect higher realized gains of the Index performance or, in the case of negative performance, increased downside Segment Buffer protection. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. This means you participate to a lesser extent in upside performance and downside protection the earlier you take a withdrawal.

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You cannot transfer out of a Segment prior to its maturity to another investment option. You can only make withdrawals out of a Segment or surrender your contract. The amount you would receive would be calculated using the formula for the Segment Interim Value.

•	We may not offer new Segments of any or all Segment Types, so a Segment may not be available for you to transfer your Segment Maturity Value into after the Segment Maturity Date.

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We have the right to substitute an alternative index prior to Segment Maturity if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed. If we substitute an index for an existing Segment, we would not change the Segment Buffer or Performance Cap Rate. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index.

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Risk factors

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If a Segment cannot be matured until after the scheduled Segment Start Date for a particular month, we may create new Segments of Segment Types that utilize unaffected Indices on the scheduled Segment Start Date. This may occur if the Segment Maturity Date for a Segment is delayed more than once because the value for the relevant underlying Index of the Segment is not published on the designated Segment Maturity Date. If your instructions include an allocation from a Segment whose Segment Maturity Date has been delayed to a new Segment whose underlying Index is unaffected, we will not be able to transfer that portion of your Segment Maturity Value from the affected Segment to the unaffected Segment. We will use reasonable efforts to allocate your Segment Maturity Value in accordance with your instructions, which may include holding amounts in Segment Type Holding Accounts until the next Segment Start Date.

•	The amounts held in a Segment Type Holding Account may earn a return that is less than the return you might have earned if those amounts were held in another variable investment option.

•	Segment Types with greater protection tend to have lower Performance Cap Rates than other Segment Types that use the same index and duration but provide less protection.

•	The value of your variable investment options will fluctuate and you could lose some or all of your account value.

•	The level of risk you bear and your potential investment performance will differ depending on the investments you choose.

•	If your account value falls below the applicable minimum account size as a result of a withdrawal, the contract will terminate.

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For Series B contracts only, if you surrender your contract, any applicable withdrawal charge is calculated as a percentage of contributions, not account value. It is possible that the percentage of account value withdrawn could exceed the applicable withdrawal charge percentage. For example, assume you make a onetime contribution of $1,000 at contract issue. If your account value is $800 in contract year 3 and you surrender your contract, a withdrawal charge percentage of 5% is applied. The withdrawal charge would be $50 (5% of the $1,000 contribution). This is a 6.25% reduction of your account value, which results in a cash value of $750 paid to you.

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No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the contract. An owner should look to the financial strength of AXA Equitable for its claims-paying ability.

•	Your Segment Maturity Value is dependent on the performance of the index on the Segment Maturity Date.

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The Segment Maturity Value will be based solely on the price of the Index on the Segment Maturity Date. The Segments track the performance of an Index. By investing in the Structured Investment Option, you are not actually invested in an index, an exchange-traded fund that tracks an index, or any underlying securities or commodities.

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As an investor in the Segment, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the funds or holders of securities comprising the indices would have.

•

Values of securities and commodities can fluctuate, and sometimes wildly fluctuate, in response to changes in the financial condition of a company as well as general market, economic or political conditions.

—	Foreign securities involve risks not associated with U.S. securities. Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets. Differences between U.S. and foreign legal, political and economic systems, regulatory regimes and market practices also may impact security values. There are greater risks involved with investments linked to emerging market countries and/or their securities markets. Investments in these countries and/or markets may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

—	The price of commodities may be affected by a variety of factors, including the global supply and demand, activities of speculative communities, and investor’s expectations. Developments affecting the value of commodities may have significant impact on the investments that are linked to the value of such commodities. Commodity markets may be subject to sharp price fluctuations, which may lead to significant price fluctuations in investments that are linked to the value of such commodities.

•	If you invest in a Segment that provides performance tied to the performance of the iShares® Dow Jones U.S. Real Estate Index Fund, you should consider the following:

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The performance of the iShares® Dow Jones U.S. Real Estate Index Fund may not replicate the performance of, and may underperform the iShares® Dow Jones U.S. Real Estate Index (the “underlying index”). The price of the iShares® Dow Jones U.S. Real Estate Index Fund will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares® Dow Jones U.S. Real Estate Index Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your Segment Investment (subject to the Performance Cap and downside Segment Buffer protection) is linked to the performance of the iShares® Dow Jones U.S. Real Estate Index Fund and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index.

—	The investment objective and strategies of the Ishares® Dow Jones U.S. Real Estate Index Fund are potentially subject to change.

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There are risks associated with the real estate industry. The iShares® Dow Jones U.S. Real Estate Index Fund invests in companies that invest in real estate, such as REITs or real estate holding companies. The value of real estate and, consequently, companies that invest in real estate may be affected by many complex factors that interrelate with each other in complex and unpredictable ways.

•	Past performance of the index is not indication of future performance.

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Risk factors

Effect of an emergency close.  Segments are scheduled to mature and start on Segment Business Days. The Segment Maturity Date for Segments maturing in a given month and the Segment Start Date for new Segments starting in that same month will always occur on the first two consecutive business days that are also Segment Business Days occurring after the 13th of the month. It is possible that an Index could experience an emergency close on a Segment Business Date, thereby affecting the Index’s ability to publish a price and our ability to mature or start Segments based on the affected Index. Emergency closes can have two consequences.

1.	If the New York Stock Exchange (“NYSE”) experiences an emergency close and cannot publish any prices, we will delay the maturity or start of all Segments for all Indices.

2.	If any Index other than the NYSE experiences an emergency close, we will delay the maturity and start of the Segments using the affected Index and mature or start Segments for all unaffected Indices.

The emergency closure of an Index other than the NYSE can have a different effect if it occurs on a Segment Maturity Date rather than a Segment Start Date.

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If an emergency close occurs on a scheduled Segment Maturity Date, then the Segment Maturity Date for that Segment will be delayed until the next Segment Business Day. The next Segment Business Day would be the Segment Start Date. If the emergency close only lasted that one day, the Segment Start Date and the Segment Maturity Date for the affected Segment would occur on the same day.

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For example, assume Monday the 14th is the scheduled Segment Maturity Date in a given month. If the NYMEX does not open due to an emergency condition, there would be no reference price that day for the Oil Index. If the NYSE opened on the 14th, the S&P 500 Price Return Index and Russell 2000® Price Return Index would be published. In this case, the Segment Maturity Date for any Segments based on the S&P 500 Price Return Index or Russell 2000 Price Return Index would be Monday the 14th. Any Segment based on the Oil Index that was scheduled to mature on the 14th of that month could not mature, because we would not have a price with which to calculate the Segment Maturity Value. This would mean the Segment Maturity Date for Segments that utilize the S&P 500 Price Return Index or Russell 2000® Price Return Index would be Monday the 14th, and if the NYMEX opens on the Tuesday the 15th the Segment Maturity Date for Segments that utilize the Oil Index would be Tuesday the 15th. However, the Segment Start Date for all new Segments created that month (including both those that utilize the S&P 500 Price Return Index or Russell 2000® Price Return Index and those that utilize the Oil Index) would be Tuesday the 15th.

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If an emergency close occurs on an Index other than the NYSE on a scheduled Segment Start Date, then we would not create Segments that utilize the affected Index. However, on that day we would create Segments that utilize unaffected Indices. Consequently, Segment Maturity Values designated for Segment Types that utilize an affected Index would not be allocated to Segments that month and would remain in the corresponding Segment Type Holding Account.

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For example, assume that the only the Oil Index could not mature on the 14th or the 15th . This would mean that the Segment Maturity Date for Segments that utilize the S&P 500 Price Return Index or the Russell 2000® Price Return Index would be Monday the 14th and the Segment Start Date for those indices would be Tuesday the 15th. However, Segments that utilize the Oil Index would be matured at the next available price after the 15th and, consequently, could not participate in Segments established for that month. The resulting Segment Maturity Values would remain in the corresponding Segment Type Holding Account until the following month or until further instruction was provided from the contract owner.

If the conditions that cause an emergency close persist, we will use reasonable efforts to calculate the Segment Maturity Value of any affected Segments. If the affected Index cannot be priced within eight days, we will contact a calculating agency, normally a bank we have a contractual relationship with, which will determine a price to reflect a reasonable estimate of the Index level.

Suspension, Termination and Changes to Segment Types and Indices

We may decide at any time until the close of business on each Segment Start Date whether to offer any or all of the Segment Types described in this Prospectus on a Segment Start Date for a particular Segment. We may suspend a Segment Type for a month or a period of several months, or we may terminate a Segment Type entirely.

If a Segment Type is suspended, your account value will remain in the Segment Type Holding Account until a Segment of that Segment Type is offered or you transfer out of the Segment Type Holding Account. We will provide you with advance notice of the suspension of a Segment Type.

If a Segment Type is terminated, your account value in the corresponding Segment Type Holding Account will be defaulted into the EQ/Money Market variable investment option on the date that would have been the Segment Start Date.

We have the right to substitute an alternative index prior to Segment Maturity if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed. In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. We also have the right to add additional Indices under the contract at any time. We would provide notice about the use of additional or alternative Indices, as soon as practicable, in a supplement to this Prospectus. If an alternative index is used, its performance could impact the Index Performance Rate, Segment Rate of Return, Segment Maturity Value and Segment Interim Value. An alternative index would not change the Segment Buffer or Performance Cap Rate for an existing Segment. If a similar index cannot be found, we will end the affected Segments prematurely by applying the Performance Cap Rate and Segment Buffer that were established on the applicable Segment Start Date to the actual gains or losses on the original Index as of the date of termination. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index. For example, if the Russell 2000® Index were not available, we might use the NASDAQ or the S&P 400 Price Return Index.

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Contract features and benefits